

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Florian Brand
Chief Executive Officer
ATAI Life Sciences B.V.
c/o Mindspace
Krausenstrabe 9-10
10117 Berlin, Germany

> **Re: ATAI Life Sciences B.V.**
> **Registration Statement on Form S-1**
> **Filed on April 20, 2021**
> **File No. 333-255383**

Dear Mr. Brand:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed April 20, 2021

Our Pipeline, page 3

1. We note your response to prior comment 8. Please remove the GABA Therapeutics Inc. and DemeRX NB programs from your "Our Pipeline" table. It is not appropriate to prominently highlight these programs in your pipeline table and Summary given that your interest is currently limited to an equity investment in the candidates in development.

2. We note that the second line of your pipeline table indicates that Deme RX is a VIE of which you own 59.9%. This information appears to contradict the last line in the table that indicates your ownership is limited to a 6.3% equity investment. Please revise or explain the apparent inconsistency.

Corporate Structure, page 8

3.   We note your response to comment 2. Please improve legibility by increasing the font size of the text included in the table.

Use of Proceeds, page 100

4.   We note your plans to further revise the Use of Proceeds in future amendments. Your proceeds should be allocated by development program, rather than disclosed in the aggregate. Additionally, we note that your current disclosure appears to indicate plans to fund drug development programs at DemeRx IB and GABA, but your obligations to fund any portion of this development have not been disclosed. Please expand your discussions of these product candidates to describe all agreements related to these development efforts. Your discussion should include all material terms, including rights and obligations under any such agreements such revenue and expense sharing, commercialization rights, milestone payments, royalties, etc. File all development collaboration agreements or provide an analysis supporting your determination that they are not required to be filed.

Quantitative and Qualitative Disclosures of Market Risk, page 135

5.   This section addresses interest rate sensitivity and foreign currency exchange risk, but not equity price risk. Please add disclosures to address your exposures to equity price risk, including but not limited to the change in fair value of your equity method investment Compass Pathways plc, under one of the three disclosure alternatives for Item 305 of Regulation S-K, or tell us why you determined that such disclosure was not appropriate.

Perception Collaboration Arrangement, page 153

6.   We note your response to comment 13 and do not agree that this agreement is not required to be filed as an exhibit to your registration statement. Specifically, we note that the agreement provided you with an up front payment of $20 million in funding of your product candidates in exchange for licensing rights related to one of your product candidates. It appears that you are substantially dependent on funding provided from the agreement and your future development of PCN-101 may be dependent on potential milestone payments related to regulatory achievements made by Otsuka.

General

7.   Please provide an analysis as to why the company should not be considered an Investment Company under Section 3 of the Investment Company Act of 1940. Please include in this analysis data indicating the value of your investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at 202-551-2544 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences